SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

American Building Control, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

903898401
(Cusip Number)

Thomas W. Briggs
201 Main Street, Suite 2500
Fort Worth, Texas 76102
(817) 878-3521
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2003
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**As specified in the introductory paragraph herein, this filing also constitutes (i) in the case of Victoria & Eagle Strategic Fund, Ltd., Amendment No. 4 to its previously filed Schedule 13D, and (ii) in the case of George K. Broady, Amendment No 6. to his previously filed Schedule 13D.

1.     Name of Reporting Person:

          Victoria & Eagle Strategic Fund, Ltd.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: WC

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  Cayman Islands

                        7.     Sole Voting Power: 2,120,000 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  2,120,000
Person
With
                       10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,526,981 (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11):  17.5%

14.     Type of Reporting Person:  CO

------------
(1)  Does not give effect to the super voting rights of the Issuer's Preferred Stock discussed in Section 5 hereof.
(2)  For a discussion of the conversion rate of the Issuer's Preferred Stock, see Item 5 hereof.

1.     Name of Reporting Person:

        George K. Broady

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  USA

                        7.     Sole Voting Power:  1,189,718
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power: 1,189,718
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,864,718 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  12.7%

14.     Type of Reporting Person:  IN

------------
(1)  Includes 1,189,718 shares held by Mr. Broady individually and 200,000 shares that Mr. Broady has the right to acquire upon exercise of outstanding Issuer warrants.  Also includes 475,000 shares that Mr. Broady has the right to acquire through the exercise of Issuer stock options. For a discussion of Mr. Broady's Issuer stock options, see Item 5 hereof.

1.     Name of Reporting Person:

        Vance Campbell

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  USA

                        7.     Sole Voting Power:  215,890
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  215,890
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         215,890

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  1.5%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

        Thomas C. Campbell

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  USA

                        7.     Sole Voting Power:  267,000
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  267,000
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         267,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  1.9%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

        George Vincent Broady

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  OO -- Gift

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  USA

                        7.     Sole Voting Power:  78,596
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  78,596
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         78,596

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  0.6%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

        Lynn B. Kinney

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  OO -- Gift

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  USA

                        7.     Sole Voting Power:  302,687 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  302,687 (1)
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         302,687 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  2.2%

14.     Type of Reporting Person:  IN

(1) Solely in her capacity as a controlling person of each of Cantrell Partners, Ltd. Partnership and The Lynn A. Broady, Brunde E. Broady & John M. Broady Suttmeier Opportunity Trust with respect to 155,000 and 104,802 shares of the Common Stock, respectively.

1.     Name of Reporting Person:

        Cantrell Partners, Ltd. Partnership

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  OO -- Gift

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  Texas

                        7.     Sole Voting Power:  155,000
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  155,000
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         155,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  1.1%

14.     Type of Reporting Person:  PN

1.     Name of Reporting Person:

        The Lynn A. Broady, Brunde E. Broady & John M. Broady Suttmeier Opportunity Trust

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  OO -- Gift

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  Texas

                        7.     Sole Voting Power:  104,802
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  104,802
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         104,802

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  0.7%

14.     Type of Reporting Person:  OO -- Trust

          Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated November 7, 2002, as amended by Amendment No. 1 dated November 12, 2002 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of American Building Control, Inc. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D. This Schedule 13D Statement also constitutes (i) in the case of Victoria & Eagle Strategic Fund, Ltd., Amendment No. 4 to its Schedule 13D Statement dated October 29, 2001, as amended by Amendment No. 1 dated January 25, 2002, as amended by Amendment No. 2 dated November 7, 2002, as amended by Amendment No. 3 dated November 12, 2002, relating to the Common Stock of the Issuer, and (ii) with respect to George K. Broady, Amendment No. 6 to his Schedule 13D Statement dated January 15, 1988, as amended by Amendment No. 1 dated October 23, 2001, as amended by Amendment No. 2 dated November 14, 2001, as amended by Amendment No. 3 dated January 18, 2002, as amended by Amendment No. 4 dated November 7, 2002, as amended by Amendment No. 5 dated November 12, 2002, relating to the Common Stock of the Issuer.

Item 3.          SOURCE AND AMOUNT OF FUNDS.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and the amount of the funds used or to be used by the Reporting Persons to purchase the Common Stock and, if applicable, the Preferred Stock, is set forth below:

	SOURCE OF FUNDS	AMOUNT OF FUNDS
VESF	Working Capital	$6,987,791.96
Broady	Personal Funds	$ 587,000.00
V. Campbell	Personal Funds	$ 701,285.00
T. Campbell	Personal Funds	$1,268,794.89
G. V. Broady	Gift	Not Applicable
L. Kinney	Gift	Not Applicable
Cantrell Partners	Gift	Not Applicable
The Trust	Gift	Not Applicable

Item 4.          PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and restated in its entirety as follows:

     As recently disclosed by the Issuer in an open letter to shareholders and in previous press releases, the Issuer has completed the sale of its closed circuit television business to Honeywell International, Inc., changed its name to American Building Control, Inc., accepted resignations from four of its directors (including that of former Chairman and Chief Executive Officer Niklaus Zenger), and appointed four new directors.  In light of these changes, the Issuer also noted in its letter to shareholders that the Issuer now "enjoys the full support of [its] major investors."

     The Reporting Persons are pleased to confirm that they now fully support the Issuer in its efforts to return to profitability and grow its remaining businesses.  Like the Issuer, the Reporting Persons fully believe that the Issuer is well positioned to participate in the global electronic security market.

     The Issuer's letter to shareholders also states that the Issuer is working on a new five-year strategic plan to present to its Board of Directors.  The Reporting Persons believe that this effort will ultimately determine the future success of the Issuer.  The Reporting Persons consequently urge the Board of Directors to consider all available options and alternatives with the utmost care.

     The Reporting Persons otherwise acquired and continue to hold the shares reported herein for investment purposes.  Depending on market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional shares in the open market or in private transactions.  Depending on these same factors, the Reporting Persons may sell all or a portion of the shares on the open market or in private transactions.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.          INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

(a)

Reporting Persons

VESF

Pursuant to Rule 13d-3 of the Act, VESF beneficially owns 2,526,981 shares of the Common Stock, which constitutes approximately 17.5% of the outstanding shares of the Common Stock.  The total number of shares of Common Stock beneficially owned by VESF is comprised of the 2,120,000 shares of Common Stock and the 406,981 shares of Common Stock into which VESF's 195,351 shares of Preferred Stock are convertible at the rate of 2.08333 shares of Common Stock per each share of Preferred Stock.  Although the conversion rate specified in the Issuer's Certificate of Incorporation is 2.083 (which would result in VESF's owning 406,916 shares of Common Stock on an as converted basis), the Certificate also specifies a liquidation value of $5.00 and a conversion price of $2.40 (which is equivalent to a conversion rate of 2.08333, which, in turn, would result in VESF's owning 406,981 shares of Common Stock on an as converted basis); the Issuer, however, takes the position that 2.08333 is the conversion rate. VESF's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by it by 14,453,569, which represents the 406,981 shares of Common Stock into which VESF's 195,351 shares of Preferred Stock are convertible at the rate of 2.08333 shares of Common Stock per each share of Preferred Stock and the 14,046,588 shares of Common Stock reported as outstanding in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on November 27, 2002 (the "Definitive Proxy Statement").

Broady

Pursuant to Rule 13d-3 of the Act, Broady beneficially owns 1,864,718 shares of the Common Stock, which constitutes approximately 12.7% of the outstanding shares of the Common Stock.  Broady's 1,864,718 shares include (i) 1,189,718 shares held by Broady individually and (ii) 200,000 shares that Broady has the right to acquire upon exercise of outstanding Issuer warrants.  Broady's 1,864,718 shares of Common Stock also include 475,000 shares issuable upon exercise of Issuer stock options. Although the forementioned options expired on January 30, 2003, Broady sent a notice of exercise covering all of such options to the Issuer prior to January 30, 2003. The option price, however, has not yet been paid and, consequently, the shares have not been issued. Broady's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by him by 14,721,588, which represents the 475,000 shares of Common Stock that Broady has the right to acquire through the exercise of Issuer stock options, 200,000 shares of Common Stock that Broady has the right to acquire upon exercise of outstanding Issuer warrants, and the 14,046,588 shares of Common Stock reported as outstanding in the Definitive Proxy Statement.

V. Campbell

Pursuant to Rule 13d-3 of the Act, V. Campbell beneficially owns 215,890 shares of the Common Stock, which constitutes approximately 1.5% of the outstanding shares of the Common Stock.  V. Campbell's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by him by the 14,046,588 shares of Common Stock reported as outstanding in the Definitive Proxy Statement.

T. Campbell

Pursuant to Rule 13d-3 of the Act, T. Campbell beneficially owns 267,000 shares of the Common Stock, which constitutes approximately 1.9% of the outstanding shares of the Common Stock.  T. Campbell's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by him by the 14,046,588 shares of Common Stock reported as outstanding in the Definitive Proxy Statement.

G. V. Broady

Pursuant to Rule 13d-3 of the Act, G. V. Broady beneficially owns 78,596 shares of the Common Stock, which constitutes approximately 0.6% of the outstanding shares of the Common Stock.  G. V. Broady's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by him by the 14,046,588 shares of Common Stock reported as outstanding in the Definitive Proxy Statement.

L. Kinney

In her capacity as a controlling person of each of Cantrell Partners and the Trust and because of her individual ownership of 42,885 shares of the Common Stock, L. Kinney may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of  302,687 shares of the Common Stock, which constitutes approximately 2.2% of the outstanding shares of the Common Stock.  L. Kinney's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by her by the 14,046,588 shares of Common Stock reported as outstanding in the Definitive Proxy Statement.

Cantrell Partners

Pursuant to Rule 13d-3 of the Act, Cantrell Partners beneficially owns 155,000 shares of the Common Stock, which constitutes approximately 1.1% of the outstanding shares of the Common Stock.  Cantrell Partners' percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by it by the 14,046,588 shares of Common Stock reported as outstanding in the Definitive Proxy Statement.

The Trust

Pursuant to Rule 13d-3 of the Act, the Trust beneficially owns 104,802 shares of the Common Stock, which constitutes approximately 0.7% of the outstanding shares of the Common Stock.  The Trust's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by it by the 14,046,588 shares of Common Stock reported as outstanding in the Definitive Proxy Statement.

Controlling Persons

In their capacities as controlling persons of VESF, each of (i) Conti, (ii) Marmont, and (iii) Rumball, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,526,981 shares of the Common Stock, which constitutes approximately 17.5% of the outstanding shares of the Common Stock.

The Bank, as the majority equity owner of VESF, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,526,981 shares of the Common Stock, which constitutes approximately 17.5% of the outstanding shares of the Common Stock.

In their capacities as controlling persons of the Bank, each of the Bank Controlling Persons may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,526,981 shares of the Common Stock, which constitutes approximately 17.5% of the outstanding shares of the Common Stock.

In her capacity as a controlling person of each of Cantrell Partners and the Trust and because of her individual ownership of 42,885 shares of the Common Stock, L. Kinney, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 302,687 shares of the Common Stock, which constitutes approximately 2.2% of the outstanding shares of the Common Stock.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

(b)

Reporting Persons

VESF

VESF has the sole power to vote or to direct the vote of 2,120,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 2,120,000 shares of the Common Stock.  The Preferred Stock carries with it super-voting rights, giving each holder thereof 16.667 votes per share of Preferred Stock held on any matter submitted to stockholders for a vote.  Therefore, on any matter submitted to stockholders for a vote, VESF would have 5,375,915 votes, which represents 2,120,000 votes associated with the 2,120,000 shares of the Common Stock beneficially owned by VESF and 3,255,915 votes associated with the 195,351 shares of the Preferred Stock beneficially owned by VESF.

Broady

Broady has the sole power to vote or to direct the vote of 1,189,718 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 1,189,718 shares of the Common Stock.

V. Campbell

V. Campbell has the sole power to vote or to direct the vote of 215,890 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 215,890 shares of the Common Stock.

T. Campbell

T. Campbell has the sole power to vote or to direct the vote of 267,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 267,000 shares of the Common Stock.

G. V. Broady

G. V. Broady has the sole power to vote or to direct the vote of 78,596 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 78,596 shares of the Common Stock.

L. Kinney

In her capacity as a controlling person of each of Cantrell Partners and the Trust, L. Kinney has the sole power to vote or to direct the vote of 259,802 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 259,802 shares of the Common Stock.  In addition, in her individual capacity, L. Kinney has the sole power to vote or to direct the vote of 42,885 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 42,885 shares of the Common Stock.

Cantrell Partners

Cantrell Partners has the sole power to vote or to direct the vote of 155,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 155,000 shares of the Common Stock.

The Trust

The Trust has the sole power to vote or to direct the vote of 104,802 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 104,802 shares of the Common Stock.

Controlling Persons

In their capacities as controlling persons of VESF, each of (i) Conti, (ii) Marmont, and (iii) Rumball has the shared power to vote or to direct the vote of 2,120,000 shares of the Common Stock, and the shared power to dispose or to direct the disposition of 2,120,000 shares of the Common Stock.

The Bank, as the majority equity owner of VESF, has the sole power to vote or direct the vote of 2,120,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 2,120,000 shares of the Common Stock.

In their capacities as controlling persons of the Bank, each of the Bank Controlling Persons has the shared power to vote or to direct the vote of 2,120,000 shares of the Common Stock, and the shared power to dispose or to direct the disposition of 2,120,000 shares of the Common Stock.

In her capacity as a controlling person of each of Cantrell Partners and the Trust, L. Kinney has the sole power to vote or to direct the vote of 259,802 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 259,802 shares of the Common Stock.  In addition, in her individual capacity, L. Kinney has the sole power to vote or to direct the vote of 42,885 shares of the Common Stock, and the sole power to dispose or direct the disposition of 42,885 shares of the Common Stock.

(c)     On February 13, 2003, Broady disposed of 150,000 shares of Common Stock for no consideration in a private transaction. In addition, on February 26, 2003, VESF purchased 65,118 shares of the Preferred Stock at a price of $15.36 per share in a private transaction. See Item 6 hereof.

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Common Stock or the Preferred Stock during the past 60 days.

(d)     Each of the Reporting Persons affirms that no person other than the Item 2 Persons has the right to receive  or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by such Reporting Person.

(e)     Not Applicable.

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended by adding at the end thereof the following:

     On January 14, 2002, Broady and the Issuer entered into a Warrant Agreement and related Warrant Certificate (collectively, the "Warrant Agreement") pursuant to which the Issuer granted to Broady warrants to purchase, at any time prior to January 14, 2005, up to 200,000 shares of the Issuer's Common Stock at an initial exercise price of $1.64 per share, subject to adjustment in certain events. The Warrant Agreement further provides that (i) Broady will have the right, subject to certain restrictions, to demand that the Issuer file up to one registration statement to register the shares of Common Stock acquired by him upon exercise of the warrants for resale and (ii) subject to customary limitations, Broady will have the right to cause the Issuer to include the shares of Common Stock acquired by him upon exercise of the warrants in other registration statements filed by the Issuer.

     On February 13, 2003, Broady disposed of 150,000 shares of Common Stock in a private transaction for no consideration. In addition, on February 26, 2003, Myriam Hernandez and VESF entered into a Preferred Stock Purchase Agreement and accompanying Proxy, attached as Exhibit 99.9 to this Schedule 13D and incorporated herein by reference, pursuant to which VESF purchased 65,118 shares of the Issuer's Preferred Stock from Ms. Hernandez for an aggregate purchase price of $1,000,000.

Item 7.          MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 99.1     List of Officers and Directors of BIPIELLE Bank (previously filed).

Exhibit 99.2     Stock Purchase Agreement, dated September 27, 2001, between Ultrak, Inc. and Niklaus Zenger (incorporated by reference to Exhibit 99.2 to the Statement on Schedule 13D filed by Victoria & Eagle Strategic Fund, Ltd. on October 29, 2001).

Exhibit 99.3     Agreement dated October 29, 2001 between Niklaus Zenger and Victoria & Eagle Strategic Fund, Ltd. (incorporated by reference to Exhibit 99.3 to Amendment No. 1 to the Statement in Schedule 13D filed by Victoria & Eagle Strategic Fund, Ltd. on January 25, 2002).

Exhibit 99.4     Share Purchase Agreement, dated October 23, 2001, between Niklaus Zenger and George Broady (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to the Statement on Schedule 13D filed by Victoria & Eagle Strategic Fund, Ltd. on January 25, 2002).

Exhibit 99.5     Amendment to the Share Purchase Agreement Dated November 7, 2001 (incorporated by reference to Exhibit 99.5 to Amendment No. 1 to the Statement on Schedule 13D filed by Victoria & Eagle Strategic Fund, Ltd. on January 25, 2002).

Exhibit 99.6     Purchase and Voting Agreement, dated January 10, 2002, between Niklaus Zenger and Victoria & Eagle Strategic Fund, Ltd. (incorporated by reference to Exhibit 99.6 to Amendment No. 1 to the Statement on Schedule 13D filed by Victoria & Eagle Strategic Fund, Ltd. on January 25, 2002).

Exhibit 99.7     Amendment to Purchase and Voting Agreement, dated June 10, 2002, between Niklaus Zenger and Victoria & Eagle Strategic Fund, Ltd. (previously filed).

Exhibit 99.8     Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii) (previously filed).

Exhibit 99.9     Preferred Stock Purchase Agreement, dated February 26, 2003, between Myriam Hernandez and Victoria & Eagle Strategic Fund, Ltd., and accompanying Proxy (filed herewith).

Exhibit 99.10   Warrant Agreement and related Warrant Certificate, dated January 14, 2002, between Ultrak, Inc. (n/k/a American Building Control, Inc.) and George K. Broady (incorporated by reference to Exhibit 10.50 to the Annual Report on Form 10-K filed by American Building Control, Inc. on April 15, 2002).


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  March 17, 2003

/s/ Thomas W. Briggs
Thomas W. Briggs,

Attorney-in-Fact for:
VICTORIA & EAGLE STRATEGIC FUND, LTD.
GEORGE K. BROADY
VANCE CAMPBELL
THOMAS C. CAMPBELL
GEORGE VINCENT BROADY
LYNN B. KINNEY
CANTRELL PARTNERS, LTD. PARTNERSHIP
THE LYNN A. BROADY, BRUNDE E. BROADY
   & JOHN M. BROADY SUTTMEIER
   OPPORTUNITY TRUST


EXHIBIT INDEX

Exhibit          Description

99.1.     List of Officers and Directors of BIPIELLE Bank (previously filed).

99.2.      Stock Purchase Agreement, dated September 27, 2001, between Ultrak, Inc. and Niklaus Zenger (incorporated by reference to Exhibit 99.2 to the Statement on Schedule 13D filed by Victoria & Eagle Strategic Fund, Ltd. on October 29, 2001).

99.3.      Agreement dated October 29, 2001 between Niklaus Zenger and Victoria & Eagle Strategic Fund, Ltd. (incorporated by reference to Exhibit 99.3 to Amendment No. 1 to the Statement on Schedule 13D filed by Victoria & Eagle Strategic Fund, Ltd. on January 25, 2002).

99.4.      Share Purchase Agreement, dated October 23, 2001, between Niklaus Zenger and George Broady (incorporated by reference to Exhibit 99.4 to Amendment No. 1 to the Statement on Schedule 13D filed by Victoria & Eagle Strategic Fund, Ltd. on January 25, 2002).

99.5.      Amendment to the Share Purchase Agreement Dated November 7, 2001 (incorporated by reference to Exhibit 99.5 to Amendment No. 1 to the Statement on Schedule 13D filed by Victoria & Eagle Strategic Fund, Ltd. on January 25, 2002).

99.6.      Purchase and Voting Agreement, dated January 10, 2002, between Niklaus Zenger and Victoria & Eagle Strategic Fund, Ltd. (incorporated by reference to Exhibit 99.6 to Amendment No. 1 to the Statement on Schedule 13D filed by Victoria & Eagle Strategic Fund, Ltd. on January 25, 2002).

99.7.      Amendment to Purchase and Voting Agreement, dated June 10, 2002, between Niklaus Zenger and Victoria & Eagle Strategic Fund, Ltd. (previously filed).

99.8.      Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii) (previously filed).

99.9       Preferred Stock Purchase Agreement, dated February 26, 2002, between Myriam Hernandez and Victoria & Eagle Strategic Fund, Ltd., and accompanying Proxy (filed herewith).

99.10     Warrant Agreement and related Warrant Certificate, dated January 14, 2002, between Ultrak, Inc. (n/k/a American Building Control, Inc.) and George K. Broady (incorporated by reference to Exhibit 10.50 to the Annual Report on Form 10-K filed by American Building Control, Inc. on April 15, 2002).